EXHIBIT 99

For Immediate Release	Contact: Gates Little
(256) 543-3860
September 28, 2005

THE SOUTHERN BANC COMPANY, INC. ANNOUNCES

2005 ANNUAL EARNINGS

The Southern Banc Company, Inc. (OTCBB: SRNN), the holding company for The Southern Bank Company, formerly First Federal Savings and Loan Association of Gadsden, Alabama, announced net income of $650,000, or $0.78 per basic and $0.76 per diluted share, for the year ended June 30, 2005, as compared to net income of $577,000, or $0.66 per basic and $0.63 per diluted share, for the year ended June 30, 2004.

Gates Little, President and Chief Executive Officer of the Company, stated that the increase in net income and earnings per share for the year ended June 30, 2005, was primarily attributable to an increase in non-interest income of approximately $301,000, or 128.2%, offset in part by a decrease in the net interest margin of approximately $157,000 and an increase in non-interest expense of approximately $56,000. The increase in non-interest income was primarily attributable to a gain on the sale of stock owned by the Company in its data processing service bureau. The decrease in the net interest margin was primarily attributable to a decrease in interest income of approximately $40,000 (primarily interest and dividends on securities), and an increase in total interest expense of approximately $116,000, during a period of rising interest rates. The increase in non-interest expense was primarily due to an increase in office building and equipment expense related to an upgrade of the teller platform and operating system.

For the three month period ended June 30, 2005, the Company reported net income of $288,000, or $0.35 per basic and $0.34 per diluted share, as compared to net income of $121,000, or $0.14 per basic and diluted share. The increase in net income and earnings per share for the three month period ended June 30, 2005, were primarily attributable to a gain on the sale of stock owned by the Company in its data processing service bureau of approximately $329,000, offset in part by a decrease in the net interest margin of $44,000, an increase in provision for income tax of approximately $74,000 and an increase in non-interest expense of approximately $35,000 due to an operating system upgrade.

The Company’s total assets at June 30, 2005 were $104.8 million, as compared to $106.4 million at June 30, 2004. Total stockholders’ equity at June 30, 2005, was $16.7 million, or 15.9% of total assets.

The Bank has four offices located in Gadsden, Albertville, Guntersville, and Centre, Alabama. The stock of The Southern Banc Company, Inc. is listed on the OTC Bulletin Board.

Certain statements in this release contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, which statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “target,” “plan,” “project,” “continue,” or the negatives thereof, or other variations thereon or similar terminology, and are made on the basis of management’s plans and current analyses of the Company, its business and the industry as a whole. These forward-looking statements are subject to risks and uncertainties, including, but not limited to, economic conditions, competition, interest rate sensitivity and exposure to regulatory and legislative changes. The above factors, in some cases, have affected, and in the future could affect the Company’s financial performance and could cause actual results to differ materially from those expressed or implied in such forward-looking statements, even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

(Selected financial data attached)

THE SOUTHERN BANC COMPANY, INC.

Consolidated Statements of Financial Condition

June 30, 2005 and 2004

	2005	2004
Assets
Cash and cash equivalents:
Cash on hand and in other banks	$2,364,078	3,169,215
Interest–bearing deposits in other banks	1,742,422	2,564,790

Total cash and cash equivalents	4,106,500	5,734,005

Securities available for sale, at fair value	59,403,333	56,717,031

Securities held to maturity (fair value of $3,788,749 and $4,474,510, respectively)	3,660,129	4,194,141
Federal Home Loan Bank stock	508,900	792,300
Loans receivable, net of allowance for loan losses of $135,472and $144,298 , respectively	35,530,975	37,476,587
Accrued interest and dividends receivable	440,952	439,616
Premises and equipment, net	608,840	485,565
Prepaid expenses and other assets	551,744	514,140

Total assets	$104,811,373	106,353,385

Liabilities and Stockholders’ Equity
Deposits	$81,736,517	82,005,081

Federal Home Loan Bank advances	6,083,334	6,916,667
Other liabilities	288,579	178,970

Total liabilities	88,108,430	89,100,718

Commitments and contingencies

Stockholders’ equity:

Preferred stock, par value $0.01 per share. Authorized 500,000shares; no shares issued and outstanding	—	—
Common stock, par value $0.01 per share. Authorized 3,500,000shares; issued 1,454,750 shares in 2005 and 2004	14,548	14,548
Additional paid-in capital	13,997,847	13,910,384
Retained earnings	11,696,782	11,340,830
Unearned compensation	—	(70,715)
Shares held in trust, at cost, 49,355 and 34,799 shares in
2005 and 2004, respectively	(868,350)	(495,412)
Treasury stock, at cost, 595,090 and 562,452 shares in
2005 and 2004, respectively	(7,923,346)	(7,346,782)
Accumulated other comprehensive loss	(214,538)	(100,186)

Total stockholders’ equity	16,702,943	17,252,667

Total liabilities and stockholders’ equity	$104,811,373	106,353,385

THE SOUTHERN BANC COMPANY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Dollar Amounts in Thousands)

	Three Months Ended June 30,		Twelve Months Ended June 30,
	2005	2004	2005	2004
INTEREST INCOME:
Interest and fees on loans	$509	536	2,041	2,243
Interest and dividends on securities available for sale	658	589	2,602	2,329
Interest and dividends on securities held to maturity	59	80	264	392
Other interest income	19	7	60	43

Total interest income	1,245	1,212	4,967	5,007

INTEREST EXPENSE:
Interest on deposits	511	428	1,937	1,780
Interest on borrowings	71	77	299	340

Total interest expense	582	505	2,236	2,120

Net interest income	663	707	2,731	2,887
Provision for loan losses	10	—	15	11

Net interest income after provision for loan losses	653	707	2,716	2,876

NON-INTEREST INCOME:
Customer Service Fees	34	30	122	125
Gain on sale of securities	329	—	362	63
Miscellaneous Income, net	11	14	52	47

Total non-interest income	374	44	536	235

NON-INTEREST EXPENSE:
Salaries and employee benefits	329	323	1,272	1,244
Office building and equipment expenses	55	19	178	81
Professional Service Expense	48	49	200	238
Data Processing Expense	64	53	237	213
Other operating expense	80	97	322	377

Total non-interest expense	576	541	2,209	2,153

Income (loss) before income taxes	451	210	1,043	958
Provision for income taxes	163	89	393	381

Net income	$288	121	650	577

Earnings per share - Basic	$0.35	0.14	0.78	0.66
Earnings per share - Diluted	$0.34	0.14	0.76	0.63

Dividends declared per share	$0.0875	0.0875	0.3500	0.3500

THE SOUTHERN BANC COMPANY, INC.

Consolidated Statements of Cash Flows

Years ended June 30, 2005 and 2004

	2005	2004
Cash flows from operating activities:
Net income	$649,596	577,354
Adjustments to reconcile net income to net cash provided byoperating activities:
Depreciation	60,125	44,989
Amortization of premiums on securities, net	71,725	253,465
Amortization of intangible asset	—	12,115
Amortization of unearned compensation	158,178	177,934
Provision for loan losses	15,000	11,600
Deferred income tax provision	15,888	1,230
Gain on loans held for sale	(12,598)	(18,953)
Proceeds from sale of loans held for sale	1,849,738	1,265,653
Loans originated for sale	(1,837,140)	(1,196,700)
Gain on sale of available for sale securities	(358,231)	(62,490)
Change in assets and liabilities:
Decrease (increase) in accrued interest and dividends receivable	(1,336)	43,343
Decrease (increase) in prepaid expenses and other assets	(37,604)	730
Increase in other liabilities	109,609	977

Net cash provided by operating activities	682,950	1,111,247

Cash flows from investing activities:
Purchase of securities available for sale	(19,707,703)	(29,144,626)
Purchase of securities held to maturity	(1,000,000)	—
Proceeds from maturities and principal payments on securitiesavailable for sale	14,225,146	21,172,190
Proceeds from sales of securities available for sale	2,974,330	2,983,710
Proceeds from maturities and principal payments on securitiesheld to maturity	1,542,949	3,030,968
Sale of Federal Home Loan Bank stock	283,400	93,700
Loan repayments, net	1,930,612	1,429,420
Capital expenditures, net	(183,400)	(23,778)

Net cash (used in) provided by investing activities	65,334	(458,416)

Cash flows from financing activities:
Purchase of treasury stock	(576,564)	(1,164,391)
Purchase of shares of common stock to fund Trust	(863,826)	—
Federal Home Loan Bank (repayments) advances	(833,333)	(833,333)
Cash dividends paid	(293,644)	(318,548)
Decrease in deposits, net	(268,564)	(2,352,228)
Proceeds from short-term borrowings	55,000	—
Proceeds from exercise of stock options	405,142	356,729

Net cash used in financing activities	(2,375,789)	(4,311,771)

Net decrease in cash and cash equivalents	(1,627,505)	(3,658,940)

Cash and cash equivalents, beginning of year	5,734,005	9,392,945

Cash and cash equivalents, end of year	$4,106,500	5,734,005

Supplemental cash flow information:
Cash paid during the year for:
Income taxes, net of refund received	$279,168	357,785
Interest	2,234,355	2,124,322